UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

SPDR® INDEX SHARES FUNDS

(Name of Issuer)

SPDR® S&P® International Small Cap ETF

(Title of Class of Securities)

78463X871

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing in this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13G

CUSIP No. 78463X871

1)	Name of Reporting Person Bank of Montreal
2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3)	SEC Use Only
4)	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With:	5)	Sole Voting Power: 2,001,907(1)
	6)	Shared Voting Power: 158,364(1)
	7)	Sole Dispositive Power: 1,773,992(1)
	8)	Shared Dispositive Power: 395,163(1)
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,169,155(1)
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11)	Percent of Class Represented by Amount in Row (9) 9.51%
12)	Type of Reporting Person HC

(1)	Shares are held indirectly by the Reporting Person’s subsidiaries, Stoker Ostler Wealth Advisors, Inc., Sullivan, Bruyette, Speros & Blaney, Inc., BMO Harris Financial Advisors, Inc., BMO Harris Bank N.A. and BMO Nesbitt Burns, Inc.

SCHEDULE 13G

CUSIP No. 78463X871

1)	Name of Reporting Person Stoker Ostler Wealth Advisors, Inc.
2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3)	SEC Use Only
4)	Citizenship or Place of Organization Arizona, United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5)	Sole Voting Power: 17,204
	6)	Shared Voting Power: 0
	7)	Sole Dispositive Power: 17,204
	8)	Shared Dispositive Power: 0
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 17,204
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11)	Percent of Class Represented by Amount in Row (9) 0.08%
12)	Type of Reporting Person IA

SCHEDULE 13G

CUSIP No. 78463X871

1)	Name of Reporting Person Sullivan, Bruyette, Speros & Blaney, Inc.
2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3)	SEC Use Only
4)	Citizenship or Place of Organization Virginia, United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5)	Sole Voting Power: 0
	6)	Shared Voting Power: 0
	7)	Sole Dispositive Power: 3,263
	8)	Shared Dispositive Power: 0
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 3,263
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11)	Percent of Class Represented by Amount in Row (9) 0.01%
12)	Type of Reporting Person IA

SCHEDULE 13G

CUSIP No. 78463X871

1)	Name of Reporting Person BMO Harris Financial Advisors, Inc.
2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3)	SEC Use Only
4)	Citizenship or Place of Organization Delaware, United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5)	Sole Voting Power: 13,704
	6)	Shared Voting Power: 156,424
	7)	Sole Dispositive Power: 13,704
	8)	Shared Dispositive Power: 156,424
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 170,128
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11)	Percent of Class Represented by Amount in Row (9) 0.75%
12)	Type of Reporting Person BD, IA

SCHEDULE 13G

CUSIP No. 78463X871

1)	Name of Reporting Person BMO Harris Bank N.A.
2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3)	SEC Use Only
4)	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5)	Sole Voting Power: 1,970,819
	6)	Shared Voting Power: 1,940
	7)	Sole Dispositive Power: 1,739,640
	8)	Shared Dispositive Power: 238,739
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,978,379
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11)	Percent of Class Represented by Amount in Row (9) 8.68%
12)	Type of Reporting Person BK

SCHEDULE 13G

CUSIP No. 78463X871

1)	Name of Reporting Person BMO Nesbitt Burns Inc.
2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3)	SEC Use Only
4)	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With:	5)	Sole Voting Power: 180
	6)	Shared Voting Power: 0
	7)	Sole Dispositive Power: 180
	8)	Shared Dispositive Power: 0
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 180
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11)	Percent of Class Represented by Amount in Row (9) 0.00%
12)	Type of Reporting Person FI

SCHEDULE 13G

CUSIP No. 78463X871

ITEM 1(a).	Name of Issuer.

SPDR® INDEX SHARES FUNDS

ITEM 1(b).	Address of Issuer’s Principal Executive Offices.

One Lincoln Street

Boston, Massachusetts 02111

ITEM 2(a).	Names of Persons Filing.

Bank of Montreal and its subsidiaries, Stoker Ostler Wealth Advisors, Inc., Sullivan, Bruyette, Speros & Blaney, Inc., BMO Harris Financial Advisors, Inc. and BMO Harris Bank N.A. and BMO Nesbitt Burns, Inc.

ITEM 2(b).	Address of Principal Business Office or, if none, Residence.

Bank of Montreal

1 First Canadian Place

Toronto, Ontario, Canada M5X 1A1

Stoker Ostler Wealth Advisors, Inc.

4900 North Scottsdale Road

Suite 2600

Scottsdale, AZ 85251

Sullivan, Bruyette, Speros & Blaney, Inc.

8444 Westpark Drive

Suite 610

McLean, VA 22102

BMO Harris Financial Advisors, Inc.

311 W. Monroe

14th Floor

Chicago, IL 60603

BMO Harris Bank N.A.

111 West Monroe Street

Floor 6E

Chicago, IL 60690

BMO Nesbitt Burns Inc.

IBG Finance Dept.

FCP – 7th Floor

Toronto, ON M5X 1H3 Canada

ITEM 2(c).	Citizenship or Place of Organization.

Bank of Montreal is organized under the laws of Canada. Stoker Ostler Wealth Advisors, Inc. is organized under the laws of Arizona, United States. Sullivan, Bruyette, Speros & Blaney, Inc. is organized under the laws of Virginia, United States. BMO Harris Financial Advisors, Inc. is organized under the laws of Delaware, United States. BMO Harris Bank N.A. is organized under the laws of the United States. BMO Nesbitt Burns Inc. is organized under the laws of Canada.

ITEM 2(d).	Title of Class of Securities.

SPDR® S&P® International Small Cap ETF

ITEM 2(e).	CUSIP Number.

78463X871

ITEM 3.	If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☒	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☒	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☒	An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

(g)	☒	A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☒	A non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Section 240.13d-1(b)(1)(ii)(K).

ITEM 4.	Ownership.

The information contained in Items 5 – 11 on the cover pages is incorporated herein by reference.

ITEM 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Bank of Montreal is reporting on this Schedule 13G securities held through its , subsidiaries, Stoker Ostler Wealth Advisors, Inc., Sullivan, Bruyette, Speros & Blaney, Inc., BMO Harris Financial Advisors, Inc., BMO Harris Bank N.A. and BMO Nesbitt Burns, Inc. as fiduciaries for certain employee benefit plans, trust and/or customer accounts. As a result, participants in the plans, trust beneficiaries and customers are entitled to receive, or have the power to direct the receipt of, dividends and proceeds from the sale of such securities. No such person is known to have such an interest relating to more than five percent of the class of subject securities.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Bank of Montreal is the ultimate parent company of Stoker Ostler Wealth Advisors, Inc., an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, Sullivan, Bruyette, Speros & Blaney, Inc., an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, BMO Harris Financial Advisors, Inc., a broker dealer registered under Section 15 of the Act and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, BMO Harris Bank N.A., a bank as defined in Section 3(a)(6) of the Act and BMO Nesbitt Burns Inc., a non-U.S. institution.

ITEM 8.	Identification and Classification of Members of the Group.

Not Applicable.

ITEM 9.	Notice of Dissolution of Group.

Not Applicable.

ITEM 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of the 13th day of February, 2015.

BANK OF MONTREAL

/s/ Barbara Muir
Barbara Muir
SVP, Deputy General Counsel Corporate Affairs & Corporate Secretary

STOKLER OSTLER WEALTH ADVISORS, INC.

*

SULLIVAN, BRUYETTE, SPEROS & BLAYNEY, INC.

*

BMO HARRIS FINANCIAL ADVISORS, INC.

*

BMO HARRIS BANK N.A.

*

BMO NESBITT BURNS, INC.

*

*	Pursuant to Power of Attorney filed as Exhibit 2 to Schedule 13G filed on February 14, 2014 by Reporting Persons named herein (File No. 005-59405), which is incorporated by reference.